SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        CONSUMER DIRECT OF AMERICA, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    21049V209
                                 (CUSIP Number)

                         VERTICAL CAPITAL PARTNERS, INC.
                          488 MADISON AVENUE, Suite 802
                               NEW YORK, NY 10022
                                 (212) 446-0006

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 March 24, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 Pages

CUSIP No. 21049V209


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1)    Name of Reporting  Person - I.R.S.  Identification  Nos. of above  person.
      (Entities only) VERTICAL CAPITAL PARTNERS, INC. (I.R.S. Identification No. 22-3387223)

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]
            (b) [ ]

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3)    SEC Use Only


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4)    Source of Funds (See Instructions)
      OO

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5)    Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e).. [ ]

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6)    Citizenship or Place of Organization
      Delaware

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                  7)    Sole Voting Power
                        2,000,000

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NUMBER            8)    Shared Voting Power
OF SHARES               0
BENEFICIALLY
OWNED BY          ------------------------------------------------------------
EACH              9)    Sole Dispositive Power
REPORTING               2,000,000
PERSON WITH
                  ------------------------------------------------------------
                 10)   Shared Dispositive Power
                       0

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      2,000,000

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12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) [X]

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13)   Percent of Class Represented by Amount in Row (11)
      17.6%

      --------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)
      CO

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                               Page 2 of 5 Pages

Item 1.       Security and Issuer.

      This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of CONSUMER DIRECT OF AMERICA, INC., a Nevada corporation (the "Issuer" or "CSUA"). The principal executive offices of CSUA are located at 6630 South Sandhill Road, Las Vegas, Nevada 89107.


Item 2.       Identity and Background.

      (a) This Statement is being filed by VERTICAL CAPITAL PARTNERS, INC. ("VERTICAL"), a Delaware corporation, by its Director and General Counsel, GARY SCHONWALD.

      (b) The address of its principal office is 488 Madison Avenue, Suite 802, New York, NY 10022

      (c) The principal business of VERTICAL is investment banking and engaging in the business of investment related activities.

      (d)-(e) No executive officer or director of VERTICAL nor any controlling shareholder of VERTICAL, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) The state of organization of VERTICAL is Delaware and Mr. Schonwald is a United States Citizen.


Item 3.       Source and Amount of Funds or Other Consideration.

              On or about March 23, 2005, Vertical Capital Partners subscribed to acquire 2,000,000 shares of Common Stock of the Issuer at a purchase price of $.001 per share. Pursuant to an investment banking agreement between the Issuer and Vertical Capital Partners. To date, Vertical
      Capital Partners has subscribed, but has not been issued the 2,000,000 shares of Common Stock of the Issuer.


Item 4.       Purpose of Transaction.

      The 2,000,000 shares of Common Stock of CSUA were purchased by VERTICAL for investment purposes.




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


      Except as otherwise described herein, neither VERTICAL, nor any of its executive officers, directors or controlling shareholders, have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CSUA or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of CSUA or any of its subsidiaries, (d) any change in the present board of directors or management of CSUA, (e) any material change in the present capitalization or dividend policy of CSUA, (f) any other material change in CSUA's business or corporate structure, (g) any change in CSUA's charter or By-laws or other actions which may impede the acquisition of control of CSUA by any person, (h) causing a class of securities of CSUA to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of CSUA to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.


Item 5.     Interest in Securities of the Issuer.

      (a) At the date of this Statement, VERTICAL beneficially owns 2,000,000 shares of Common Stock of CSUA. This represents approximately 17.6% of the 11,388,261 total number of the issued and outstanding shares of Common Stock of CSUA as of March 11, 2005.

      (b) VERTICAL has sole dispositive and voting power with respect to 2,000,000 shares of Common Stock of CSUA.

      (c) Other than the Offering, no transactions in the shares were effected by VERTICAL during the past 60 days.

      (d) Not Applicable.

      (e) Not Applicable.


Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.




                               Page 4 of 5 Pages

      Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between VERTICAL (or any of its executive officers, directors or controlling shareholders) and any other person or entity with respect to any securities of CSUA, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits.

            None.







                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: March 24, 2005

                                        VERTICAL CAPITAL PARTNERS, INC.



                                        By: /s/ Gary Schonwald
                                        -------------------------------
                                                GARY SCHONWALD




                               Page 5 of 5 Pages